PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, CA 94085

April 24, 2009

Via EDGAR and Federal Express

Ms. Peggy Fisher/Mary Beth Breslin
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:           PLX Technology, Inc.
Registration Statement on Form S-3
File No. 333-156760

 Ladies & Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) for PLX Technology, Inc. (the “Company”) so that such Registration Statement will be declared effective at 4:00 p.m., Eastern Daylight Time, on April 28, 2009, or as soon thereafter as practicable.

Please contact Jenny C. Yeh at (650) 251-5926 or Stephen J. Schrader at (415) 576-3028, of Baker & McKenzie LLP, if you have any questions or require additional information concerning the foregoing.

Sincerely,

PLX TECHNOLOGY, INC.

By:           /s/ Ralph H. Schmitt
Ralph H. Schmitt
President and Chief Executive Officer